Mercantile Bancorp, Inc.
200 N. 33rd Street
Quincy, Illinois 62301
September 20, 2010
VIA EDGAR TRANSMISSION
Mr. Michael Clampitt
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mercantile Bancorp, Inc. Registration Statement on Form S-1, as amended Filed July 12, 2010 File No. 333-168075
Dear Mr. Clampitt:
     Mercantile Bancorp, Inc., a Delaware corporation (“Mercantile”), requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Washington, D.C. time, on September 21, 2010, or as soon as practicable thereafter.
     Mercantile hereby acknowledges that:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Mercantile from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Mercantile may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (217) 223-7300.

Very truly yours, MERCANTILE BANCORP, INC.
By:	/s/ Michael P. McGrath
Michael P. McGrath
Executive Vice President, Chief Financial Officer, Treasurer and Secretary